

August 9, 2011

Via E-mail
Robert F. Kuzloski, Esq.
Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road, Pembroke
HM 08 Bermuda

> **Re:** **Transatlantic Holdings, Inc.**
> **Schedule TO-T/A filed by Validus Holdings, Ltd.**
> **Filed on August 3, 2011**
> **File No. 005-41434**
>
> **Validus Holdings, Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed on August 3, 2011**
> **File No. 333-175774**
>
> **Transatlantic Holdings, Inc.**
> **Forms 425**
> **Filed on July 28 and August 1, 2011**
> **Filed by Validus Holdings, Ltd.**
> **File No. 001-10545**
>
> **Transatlantic Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 1, 2011 by Validus Holdings, Ltd., et al.**
> **File No. 001-10545**

Dear Mr. Kuzloski:

We have reviewed your filings and have the following comments.

Offer to Exchange/Prospectus and Forms 425

General

1.   We note the language on the cover page and page iii of the prospectus indicating that the prospectus does not constitute a solicitation against the proposed Allied World acquisition. However, such language contradicts statements found elsewhere in the prospectus that appear to constitute solicitations as defined in Rule 14a-1(l)(iii) of Regulation 14A.   As an example, but without limitation, we refer you to language on pages 3 and 4 that illustrates why Validus believes the exchange offer is superior to the proposed Allied World acquisition. Please remove language from the prospectus disclaiming that the prospectus does not constitute a proxy solicitation and promptly file as soliciting material all prospectus disclosure reasonably calculated to result in the procurement, withholding or revocation of a proxy. For additional instructive guidance, refer to Question B.13 to the July 2001 Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

2.   In view of the apparent absence of a confidentiality agreement between Validus and Transatlantic, it does not appear Validus has conducted any due diligence review of non-public Transatlantic information. Please revise the Offer to Exchange to qualify any of Validus' claims regarding "synergies," strategic fit," "structural flexibility" and similar statements so that stockholders are aware that Validus' claims are exclusively based upon publicly available information.

3.   Please provide support for the following statements in light of Validus' apparent lack of access to Transatlantic's confidential information. To the extent such support exists, please update the disclosure to a date as current as practicable.

    •   "The combination of Validus' strong positions in Bermuda and London and Transatlantic's operations in the United States, continental Europe and Asia would produce a rare example of a complementary business fit with minimal overlap, which will produce a well-diversified company that will be a global leader in reinsurance…This combination will solidify Validus' leadership in property catastrophe, with pro forma managed catastrophe premiums of over $1 billion,[FN] while remaining within Validus' historical risk appetite." (page 4) We note this last statement is based upon property catastrophe gross premiums written for Validus and net premiums written for Transatlantic in 2010.

    •   "The combination of Validus and Transatlantic would create a company with an estimated $1.1 billion of pre-synergy, pre-catastrophe earnings,[FN] which could be available for expanded share repurchase activity.[FN]" (page 5) We note this last statement is based upon last twelve months pre-catastrophe accident year earnings as of March 31, 2011.

- "Validus believes it is not realistic that Allied World shares will trade at or near current book value in the foreseeable future, given the fact that they have not traded at book for the past three years and given the subpar ROE that Allied World itself reveals in its merger proxy filing." (page 2 the Form 425 filed August 1, 2011).

Discussion of asset valuations should be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. Please adhere to the disclosure standards enunciated in SEC Release No. 34-16833 (May 23, 1980).

4.   Please update the market cap figures used in the table on pages 3, 47 and 57 to reflect a more recent date. Please make conforming changes to the revised preliminary proxy statement filed by Validus on August 1, 2011.

Conditions of the Exchange Offer, page 79

5.   We note the response to prior comment 2 of our letter dated July 29, 2011. It is not clear how moving the term "threatened" to another location within the condition addresses the comment. A determination of this nature appears to be subjective, such that a security holder may not be able to verify whether this condition has been satisfied. Please revise to include an objective standard for the determination as to whether this condition has been satisfied.

6.   We refer you to the second paragraph of the response to prior comment 3 of our letter dated July 29, 2011. Please specify in your response which conditions require that Validus have access to non-public information from Transatlantic in order for Validus to make a reasonable determination as to whether a condition has or has not been satisfied. It does not appear that Validus will require access to non-public information from Transatlantic in order to make such determination with respect to each condition listed in this section.

7.   We again refer you to the disclosure on page 84 indicating that the "failure by Validus at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right…" We disagree. If an offer condition is triggered and Validus determines to proceed with the offer anyway, we continue to believe that this decision is tantamount to a waiver of the triggered condition. Please revise the disclosure to remove the implication that Validus reserves the right not to timely disclose the existence of offer conditions which have been triggered. Refer to Exchange Act Rule 14d-4(d).

Proxy Statement

8.   We refer you to our comments below under the heading "Forms 425." Where revised disclosure is requested, please provide such disclosure in a revised preliminary proxy statement. Alternatively, you may provide such corrective disclosure by filing additional soliciting material pursuant to Rule 14a-12 of Regulation 14A and including disclosure in a revised preliminary proxy statement directing Transatlantic stockholders to the applicable filings where such corrective disclosure can be found.

9.   We note your response to prior comment 3 of our letter dated July 28, 2011. Given the assertive statements in Validus' proxy statement and other soliciting material regarding the superiority of a transaction with Validus, we view the voting decision presented to Validus stockholders as not only a decision to vote for or against the Proposed Allied World Acquisition but also a decision regarding the merits of the Validus Transaction Proposal. As such, Validus stockholders cannot make an informed voting decision on the Proposed Allied World Acquisition without pro forma financial information about the Validus Merger Offer. Please revise the proxy statement to include pro forma financial statements about the Validus Merger Offer, including the indebtedness to be incurred by Transatlantic in order to finance the pre-closing special dividend.

10.   We note your response to prior comment 6 of our letter dated July 28, 2011 and the revised disclosure that the "premium represented by the Validus Transaction Proposal to the Proposed Allied World Acquisition may be larger or smaller depending on the market price of each of the Validus Shares and shares of Allied World on any given date…" Please revise to remove the implication that regardless of market fluctuations, Transatlantic stockholders will, in all cases, receive a premium from the Validus Transaction Proposal.

11.   Schedule I identifies Mandakini Puri as a participant in the solicitation. We understand that Ms. Puri, who serves as a Validus director and chair of the Executive Committee of the Validus board of directors, became a Managing Director and Co-Head of the Global Private Equity Group at Blackrock on May 23, 2011. Given Blackrock's status as a significant stockholder of Transatlantic, please provide the disclosure required by Item 5(a) of Schedule 14A.

12.   Please supplement the disclosure to indicate whether Transatlantic stockholders who grant Validus their proxy to vote against the Allied World Acquisition Agreement Proposal will have dissenters rights to the Proposed Allied World Acquisition should Validus fail to obtain sufficient proxies.   Outline the appraisal rights available to dissenters under Delaware law and summarize the actions dissenting stockholders are required to take to perfect their appraisal rights. Additionally, please also disclose whether a Transatlantic stockholder who grants Validus its proxy to vote against the Allied World Acquisition Agreement Proposal will have thereby satisfied any notice

Robert F. Kuzloski, Esq.
Validus Holdings, Ltd.
August 9, 2011
Page 5

       requirements under state law with respect to appraisal rights. Refer to item Item 3 of Schedule 14A.

13.   The first bold bullet point on page 1 claims that "A vote 'AGAINST' the Allied World Acquisition Agreement Proposal *preserves* your opportunity to receive the consideration contemplated by the Validus Transaction Proposal" (emphasis added). However, a single Transatlantic stockholder's vote against the Allied World Acquisition Agreement Proposal would not appear to preserve anything by itself. Moreover, this statement also appears to suggest that the inverse of the statement is true: that failing to vote against the Allied World Acquisition Agreement Proposal would *not* preserve such opportunity. However, on page 9 of the Offer to Exchange, Validus advises Transatlantic stockholders that "You may validly tender your shares of Transatlantic common stock in the exchange offer, regardless of whether or how you vote on the proposed Allied World acquisition." Please revise the first bullet point on page 1 of the proxy statement to clarify the effect of voting against the Proposed Merger.

Forms 425

14.   We refer you to page 8 of your Form 425 filed on August 1, 2011, entitled "Setting the Record Straight." The slide indicates that Allied World is an "organization evidencing limited historical interest in the reinsurance business." Please provide corrective disclosure that removes this statement. It is our understanding that 30% of Allied World's premiums have been generated consistently from reinsurance.

15.   We refer you to page 15 of your Form 425 filed on August 1, 2011, entitled "Setting the Record Straight." The data in the last column of the chart indicates that Allied World wrote gross premiums in 2010 of $219 million. As currently presented, the heading and chart appears to suggest that this $219 million figure represents the entirety of Allied World's gross international premiums. However, it is our understanding that the total gross premiums written by Allied World in 2010 totaled over $500 million. Please revise the heading of this slide to eliminate the reference to "Global Market" and replace with language that more accurately describes the three specific markets described therein.

16.   Furthermore, the chart fails to account for international *reinsurance* premiums written by Allied World in 2010. To the extent Allied World's international reinsurance premiums contradict this heading, please revise the heading accordingly or qualify it to exclude international reinsurance premiums.

17.   We refer you to page 31 of your Form 425 filed on August 1, 2011, entitled "Setting the Record Straight." Validus uses the term "deeply flawed rationale" in describing Allied World's strategic rationale and supports its assertion by representing that, in absolute terms, a casualty-on-casualty combination does not bring diversification benefits but rather magnifies certain risks. It is our understanding that combining certain specialty

casualty lines, such as medical malpractice and healthcare lines of business with one focusing on hospitals and medical facilities and the other focusing on physicians, may actually provide diversification benefits. Please provide revised disclosure that indicates, if true, that certain casualty-on-casualty combinations may provide diversification benefits. Alternatively, please support the statement that there is no casualty-on-casualty combination that could bring diversification benefits.

18.   In addition, please provide support for the statement on page 31 that the Allied World merger "will likely result in customer losses."

19.   We refer you to page 33 of your Form 425 filed on August 1, 2011, entitled "Setting the Record Straight." Validus indicates that the Swiss Commercial Register ruling is a condition to the Allied World merger. However, Allied World's registration statement on Form S-4 filed on July 8, 2011, more than three weeks prior to the filing of Validus' Form 425, contains disclosure indicating that on June 20, 2011, Allied World obtained a ruling from the Swiss Commercial Register of the Canton of Zug confirming that the Swiss Commercial Register will register a capital increase of Allied World. Please file corrective disclosure to eliminate the implication that such ruling is still an open condition of the Allied World merger.

20.   We note that you have made statements that appear to directly or indirectly impugn the character, integrity or personal reputation of Transatlantic's board of directors, or make charges of illegal, improper or immoral conduct without adequate factual foundation. The following problematic statements are representative of those that appear in your filing:

- "Transatlantic is *spreading misinformation* about Validus' Superior Offer in an effort to hide the simple fact that Validus' offer provides greater market value than the inferior Allied World takeover offer." (Form 425 filed July 28, 2011, page 1)

- "Validus believes that these actions by the Transatlantic directors — willfully burying their heads in the sand and blaming it on their ill-advised acquisition agreement with Allied World — *are inconsistent with their fiduciary duties* to Transatlantic's owners." (Form 425 filed July 28, 2011, page 1)

- "We believe [that the Transatlantic's Board's] insistence on a standstill agreement is nothing more than a poorly disguised attempt to prevent [Validus] from bringing our Superior Proposal to Transatlantic stockholders. Today, the Transatlantic Board has taken further steps to *entrench themselves* by establishing a poison pill, *initiating meritless legal action*, and changing corporate by-laws in an apparent effort to more easily *manipulate stockholder meetings*. These actions appear to be intentionally designed to *trample on the rights of Transatlantic's stockholders*." (Form 425 filed

July 28, 2011, page 1 and similar disclosure found in Form 425 filed August 1, 2011, page 6)

- *"Despite acknowledging their fiduciary duty to do so, [the Transatlantic board] has ignored Transatlantic stockholders' interests* by refusing to enter into discussions with Validus"* (Form 425 filed August 1, 2011, page 7)

- The Transatlantic board is an *"[e]ntrenched board exhibiting anti-stockholder behavior"* and *"a case study in poor governance"* (Form 425 filed August 1, 2011, page 7)

Please do not use the statements which have been italicized for emphasis or similar statements without providing a proper factual foundation. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supportable. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9 of Regulation 14A.

With respect to the third bullet point above, please acknowledge in your response letter that actions taken by Transatlantic's directors could have been in accordance with applicable law. Also advise us in your response letter, with a view toward revised disclosure, whether Validus has undertaken to support such allegations in the applicable state court.

You may contact me at (202) 551-3444 if you have any questions regarding our comments.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Todd E. Freed, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Nicholas Panos, Esq.